United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
July 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                          .)

Press Release
Signature Page

US GAAP

BM&F BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
HKEx: 6210, 6230
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP

www.vale.com
rio@vale.com
Departament of
Investor Relations
Roberto Castello Branco
Viktor Moszkowicz
Carla Albano Miller
Andrea Gutman
Christian Perlingiere
Fernando Frey
Marcio Loures Penna
Samantha Pons
Thomaz Freire
Tel: (5521) 3814-4540

2Q11
A SUPERB PERFORMANCE
Performance of Vale in 2Q11
Rio de Janeiro, July 28, 2011 — Vale S.A. (Vale) reports a superb performance in the second quarter of 2011 (2Q11), which reflects our superior asset quality in a global environment of strong demand and high prices of minerals and metals.
Our 2Q11 operational and financial performance demonstrates a significant improvement when compared to the previous quarter, and has generated a positive momentum. Given the normalization of our existing operations and the successful ramp up of projects recently delivered against a backdrop of benign seasonal and cyclical factors, we are positioned to obtain even further improvements in Vale’s performance.
Revenues and cash generation reached all-time high levels, while operating income, operating margin and net earnings were the highest for a second quarter.
The strong cash generation allows Vale to deal successfully with the trilemma faced by growth companies, which is to satisfy simultaneously the demand for financing investment opportunities, maintain a sound balance sheet and return excess free cash flow to shareholders.
The commitment to discipline in capital allocation and shareholder value creation was evidenced once again by decisions made up to now to return to shareholders a record amount of cash in 2011. The Board of Directors has approved a buyback program of up US$ 3.0 billion to be concluded until November 25th, 2011. In addition to the US$ 3.0 billion already paid in 1H11 and a minimum of US$ 2.0 billion to be approved and paid in October, we announced today a proposal by Vale’s Executive Directors to the Board of Directors to distribute US$ 3.0 billion as an additional dividend. By the same token, our senior management decided for the termination of a deal to acquire African copper assets.
As a consequence of a Brazilian court decision in a case related to the exemption of Social Contribution tax (“Contribuição Social sobre o Lucro Liquido”), at a rate of 9% on earnings generated from exports, on July 29, 2011, Vale will make a payment of R$ 5.83 billion, equivalent to approximately US$ 3.8 billion, corresponding to the tax obligation due. There will be no impact on net earnings as the value of the tax payment was already provisioned in our books.

US GAAP

The main highlights of Vale’s performance in 2Q11 were:
•	Record operating revenues of US$ 15.345 billion in 2Q11, the highest quarterly result in Vale’s history.

•	Operating income, as measured by adjusted EBIT[1] (earnings before interest and taxes) (a), reached US$ 7.747 billion, being the highest for a second quarter.

•	EBIT margin reached 51.7%, up from 48.9%, in 1Q11, the highest for a second quarter.

•	Net earnings of US$ 6.452 billion, equal to US$ 1.22 per share on a fully diluted basis, 74.1% higher than 2Q10, a record figure for a second quarter.

•
Record cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization) of US$ 9.069 billion. The last 12-month adjusted EBITDA of US$ 35.929 billion also reached a new all-time high mark.

•	Record sales of bulk materials — iron ore, pellets, manganese, ferroalloys and metallurgical and thermal coal — of US$ 11.681 billion in 2Q11, 22.7% above 1Q11.

•	Investments reached US$ 4.0 billion, with US$ 3.1 billion spent on project execution and R&D.

•
Large cash holdings of US$ 13.2 billion, supporting a healthy balance sheet with low debt leverage, measured by total debt/LTM adjusted EBITDA, equal to 0.68x, and long average debt maturity, of 9.8 years.

[1]
Throughout this report, for 2Q11 comparison purposes, adjusted EBIT, adjusted EBIT margin and adjusted EBITDA figures for 1Q11 exclude the non-recurring gain from the transfer of aluminum assets in 1Q11.

2Q11

US GAAP	2Q11
Table 1 — SELECTED FINANCIAL INDICATORS

US$ million	2Q10	1Q11		2Q11%		%
	(A)	(B)		(C)	(C/A)	(C/B)
Operating revenues	9,930	13,548		15,345	54.5	13.3
Adjusted EBIT	4,630	6,456	[1]	7,747	67.3	20.0
Adjusted EBIT margin (%)	47.9	48.9	[1]	51.7
Adjusted EBITDA	5,577	7,663	[1]	9,069	62.6	18.3
Net earnings	3,705	6,826		6,452	74.1	(5.5)
Earnings per share fully diluted basis(US$ / share)	0.70	1.29		1.22
Total debt/ adjusted EBITDA (x)	1.8	0.7		0.7
ROIC [2](%)	19.6	32.9		34.2
Capex (excluding acquisitions)	2,375	2,743		4,036	69.9	47.1

[1]	Excluding the non-recurring gain from the transfer of aluminum assets in 1Q11.

[2]	ROIC LTM = return on invested capital for last twelve-month period.

US$ million	1S10	1S11%
	(A)	(B)	(B/A)
Operating revenues	16,778	28,893	72.2
Adjusted EBIT	6,692	14,203	112.2
Adjusted EBIT margin (%)	41.2	50.4
Adjusted EBITDA	8,432	16,732	98.4
Net earnings	5,309	13,278	150.1
Capex (excluding acquisitions)	4,533	6,779	49.5
Acquisitions	5,334	221	(95.9)
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Compañia Minera Misky Mayo S.A.C., Ferrovia Centro-Atlântica (FCA), Ferrovia Norte Sul S.A, PT International Nickel Indonesia Tbk, Vale Australia Pty Ltd., Vale Canada Limited (formely Vale Inco Limited), Vale Colômbia Ltd., Mineração Corumbaense Reunida S.A., Vale Fertilizantes S.A., Vale International, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway S.A. and Vale Nouvelle Caledonie SAS.

US GAAP	2Q11
INDEX

A SUPERB PERFORMANCE	1
Table 1 — SELECTED FINANCIAL INDICATORS	3
BUSINESS OUTLOOK	5
REVENUES	8
Table 2 — OPERATING REVENUE BREAKDOWN	9
Table 3 — OPERATING REVENUE BY DESTINATION	10
COSTS	10
Table 4 — COST OF GOODS SOLD	12
OPERATING INCOME	13
NET EARNINGS	13
CASH GENERATION	14
Table 5 — QUARTERLY ADJUSTED EBITDA	14
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA	14
INVESTMENTS	15
Table 7 — TOTAL INVESTMENT BY CATEGORY	16
Table 8 — TOTAL INVESTMENT BY BUSINESS AREA	16
DEBT INDICATORS	17
Table 9 — DEBT INDICATORS	17
PERFORMANCE OF THE BUSINESS SEGMENTS	17
Table 10 — FERROUS MINERALS	19
Table 11 — COAL	20
Table 12 — BULK MATERIALS	20
Table 13 — BASE METALS	21
Table 14 — FERTILIZERS	22
Table 15 — LOGISTCS SERVICES	24
FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES	24
CONFERENCE CALL AND WEBCAST	24
BOX — IFRS RECONCILIATION WITH USGAAP	25
ANNEX 1 — FINANCIAL STATEMENTS	26
Table 16 — INCOME STATEMENTS	26
Table 17 — FINANCIAL RESULTS	26
Table 18 — EQUITY INCOME BY BUSINESS SEGMENT	26
Table 19 — BALANCE SHEET	27
Table 20 — CASH FLOW	28
ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASHFLOWS	29
Table 21 — VOLUME SOLD: MINERALS AND METALS	29
Table 22 — AVERAGE SALE PRICES	29
Table 23 — OPERATING MARGINS BY SEGMENT	30
ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION	31

US GAAP	2Q11
• BUSINESS OUTLOOK
Global economic growth has decelerated, running in the second quarter at an estimated pace below long-term trend. In particular, global industrial production barely increased, showing its lowest growth rate since the start of the recovery from the Great Recession of 2008/2009 twenty-four months ago.
Despite the slowdown in industrial production, minerals and metals prices remained at elevated levels, suffering only modest decreases and rebounding since mid-June. This price performance was due to a combination of three variables: inventories at normal levels, global demand supported by the continuation of strong growth — although at a slower pace — in Emerging Asia, and a constrained supply.
The performance of industrial output primarily reflected the effects of some drags on economic growth.
The Tohoku earthquake/tsunami has caused a sharp drop in economic activity in Japan and a negative spillover into global manufacturing through a disruption in the global supply chain, which became more visible in the global auto industry.
The food and oil price shocks compressed purchasing power and ultimately household spending.
Companies were surprised by excess inventories resulting from a mismatch earlier this year between rapid output expansion and the sluggish growth of final goods expenditures, and reacted by cutting production.
In addition, the disappointing sales performance and the higher risk perception stimulated by the Euro zone debt stress influenced a corporate retrenchment in labor hiring and capex spending, in spite of rising profitability and powerful cash flows.
In the US, where non-financial companies have been showing record financial performance, the reluctance to invest also seems linked to the lack of government and Congress resolve to address longer term fiscal issues. At the moment, this is a source of serious concern about the future of the US economy, creating uncertainty — the real effective US dollar exchange rate reached its lowest point for at least the last three decades — and ultimately discouraging investment expenditure. The current debate on the US federal debt ceiling is part of the realization that current taxation and spending plans lead to unsustainable disequilibrium.
We believe that eliminating these drags is key to the global economic outlook. At the same time, moving into 2H11 we see signs of improvement.
The impact on household spending is fading as energy and food prices have stabilized, although at relatively high levels. After the initial plunge in Japanese output and exports, both are rebounding off a low base, meaning that Japan is swinging from a negative to a positive force in global manufacturing growth.
Industrial production in Japan started to recover in April and accelerated into May, and is expected to continue to grow. According to the Reuters Tankan poll, in July there were clear signs of confidence in Japanese companies for the first time since the earthquake, pointing to a moderate but positive growth later in the year. Moreover, companies in other countries that were forced to curtail output are now seeing their supplies restored. As this happens, they can raise output, which gives rise to a positive effect on global industrial production.
The final leg of the recovery from the earthquake is still to come, when the investment in reconstruction of infrastructure, industrial facilities and residential buildings begins to gain momentum.
In Europe the risks of a financial crisis in the short term were minimized by the launching of a financing package for Greece. The European Council announced on July 21 a series of new policy measures for Greece and for the safeguard of financial stability in the Euro zone.
The Greek package and the better terms now offered to Portugal and Ireland involve a substantial transfer of resources from the other Euro Zone members to these countries and materially improve their debt sustainability. New loans from the European Financial Stability Fund (EFSF) to Greece will have a maturity period of between 15 to 30 years, with a 10-year grace period and lending rates of approximately 3.5% per annum. The EFSF lending rates and maturities will be applied also for the existing Greek facility, and for Portugal and Ireland, thus easing their debt burden.

US GAAP	2Q11
Simultaneously, the risk of contagion was properly addressed through measures allowing the EFSF to intervene in the secondary bond market and recapitalize the financial institutions of Euro zone members — including those from countries not borrowing funds from the EFSF — through loans to governments.
The financial sector has indicated its willingness to support Greece on a voluntary basis through a menu of options further strengthening overall sustainability. The Institute of International Finance, the global association of financial institutions, has released on its website a Greek financing offer, with a menu of instruments.
Although an announcement of the enlargement of the size of the EFSF would have been very positive, we believe that the measures approved by Euro area authorities will contribute to a significant reduction of the risks of a global financial crisis. Of course, for the longer term their effectiveness will depend upon compliance with fiscal consolidation plans, the implementation of privatizations processes and measures leading to more flexible labor markets.
In the US, the mobilization of private sector funds on a large scale to finance investments will give a boost to global economic growth but it will depend on the delivery by the government of concrete plans to address the fiscal imbalance.
The end of the inventory cycle is dependent on the recovery of final sales. Asia is leading the expected acceleration in global consumption expenditures. Japanese data delivered impressive gains in 2Q11 and the signs point to continued increase through 3Q. In China real retail sales strengthened in recent months amid a firming up of auto sales, showing an average year-on-year increase of 17.2% in 2Q11.
Chinese growth in 2Q11 remained robust, at an estimated 8.8% on a quarter-on-quarter seasonally adjusted basis — against 9.5% year-on-year. Fixed asset investment growth in June was at 25.1% yoy while industrial production expanded to 15.1%.
Despite the jump of consumer price inflation to 6.4% in June, chiefly caused by a rise in pork prices, we see the priority of Chinese leaders to be fostering economic growth, with a large concern about the risk of monetary policy having a significant impact on the real economy. As a consequence, we do not expect further credit tightening.
The global market for iron ore remains tight and we expect it to stay like this at least for the next couple of years. The Platts index for 62% Fe content remained range-bound between US$ 170 to US$ 185 per metric ton over the last few months, demonstrating a strong resilience against the pessimistic expectations on global macroeconomic performance. Chinese iron ore imports reached 334.5 Mt in 1H11, increasing by 8.1% over the same period of last year.
Global steel output on annualized terms reached 1.53 billion metric tons in June 2011 against 1.21 billion at the trough of the recession in June 2009 and 1.42 billion at the eve of the financial crisis in June 2008.
Notwithstanding the credit tightening in China, the property sector, a major driver of steel and iron ore consumption, is performing very well. Sales grew in June by 25.4% on a year-on-year basis up from 18.3% in May, while housing starts increased by 20.9%.
China’s 12th five-year plan for 2011-2015 continues to support the drivers of commodity demand, including iron ore, coal and copper. The social housing program, involving the construction of 36 million units, out of which 10 millions are scheduled to take place in 2011 and another 10 million in 2012, will add strength to the property market and iron ore demand from 2H11 onwards.
Alongside the investment in social housing, we expect the construction of other types of housing to continue to grow rapidly. This is primarily due to the urbanization process — China is still a rural country with a level of urbanization similar to Brazil in the mid-1950’s — and the demand for reurbanization, which is also an important source of construction investment in the country. Moreover, urbanization and the development of the Central and Western regions of China will involve large investments in infrastructure, another major source of demand for minerals and metals.
On the supply side, the delivery of new iron ore capacity involves huge challenges, with a large potential to cause delays in execution and higher production and investment costs.

US GAAP	2Q11
Currently, a major part of capacity expansion is made up of greenfield projects, which require large, complex and expensive investments in infrastructure, generating a surge in capex costs per metric ton in addition to cost increases due to rising prices of equipment, raw materials and services and the depreciation of the US dollar against the currencies of mining countries.
Operating costs have edged up and are expected to continue to do so. In addition to the higher input prices and stronger currencies, high quality iron ore is becoming increasingly scarce around the globe, which contributes to increasing mining and processing costs. This is more pronounced among Chinese miners but it is also an issue in other countries, such as Australia and Brazil.
Thus the combination of opex and capex costs at elevated levels creates a strong requirement for higher prices to sustain minimum investment hurdle rates.
Last but not least, the need for repletion of lost capacity means that a part of global investments in iron ore operations will be destined just to maintain the supply constant and not to increase it.
Nickel prices fared well in face of the fall in 2Q11 of global stainless steel output from the all-time level of 1Q11, the start-up of some ferronickel projects and negative expectations about the global economy. Despite the reduction in stainless steel production, the level reached in 2Q11 — 8.0 Mt on a seasonally-adjusted basis — was still high.
Even at its lowest point in the year to date, the price of nickel at US$ 21,875 per metric ton in June 22, 2011, was slightly higher than the average price for 2010, when global stainless steel production grew at 21%, the highest rate since 1991. Since then, prices have been recovering, hovering around US$ 24,000 over recent weeks.
Simultaneously, inventories at the LME warehouses dropped by 25%, in the sharpest fall of stocks among base metals so far this year.
This scenario reflects a strong demand from non-stainless nickel applications driven by the final demand from various industries, including aerospace, energy, mining, automotive and cement, and pessimism about supply expansion of refined nickel coming from lateritic deposits, which make for the bulk of known nickel resources in the world.
Despite the risks ahead, we expect global industrial production to resume higher growth thus contributing to a stronger demand for minerals and metals. For the medium and long term the strong fundamentals for their markets remain intact.
This outlook makes us optimistic about the performance of Vale. In the short-term the upside comes from the end of issues which constrained the output of iron ore, coal, nickel and copper and the successful ramp up of several projects. On a longer term perspective we see the delivery of new projects from our large project pipeline supported by a strong discipline in capital allocation as the main driver of our operational and financial performance.

US GAAP	2Q11
• REVENUES
Gross operating revenues totaled US$ 15.345 billion in 2Q11, being the highest figure in Vale’s history. They showed an increase of 13.3% over the US$ 13.548 billion in 1Q11 and were 54.5% higher than 2Q10.
Higher sales prices produced a positive effect of US$ 1.344 billion on 2Q11 operating revenues, with bulk materials prices being the main contributor, leading to an increase of US$ 1.477 billion, while the lower prices of base metals had a negative impact, of US$ 190 million. Volume growth added US$ 453 million, mainly due to larger shipments of bulk materials, accounting for a revenue increase of US$ 685 million, whilst the reduction in sales volumes of base metals caused a loss of US$ 334 million.
Sales revenues of bulk materials — iron ore, pellets, manganese ore, ferroalloy, metallurgical and thermal coal — represented 76.1% of the total operating revenues in 2Q11, increasing from 70.3% in 1Q11.
The share of base metals in total revenues decreased to 14.5% from 17.5%2 in the previous quarter, fertilizers showed a slight decrease to 5.7% from 5.8%, and logistics services were responsible for a larger share in comparison with 1Q11, 3.1% against 2.4%.
Sales to Asia accounted for 52.1% of total revenues, increasing from 49.6% in 1Q11. This is mainly explained by the rise of China’s share to 32.6% from 29.7%. Japan’s participation rose to 11.7% from 11.1% in 1Q11. The Americas saw a slight decrease to 25.2% from 27.6% in the last quarter, due to the sale of the aluminum assets, which had Canada as an important market. Europe’s participation grew marginally to 20.0% from 19.5%, while the contribution of the rest of the world fell to 2.7%.
On a country basis, China provided the largest share of our revenues with 32.6% in 2Q11, Brazil represented 18.9%, Japan 11.7%, Germany 6.4%, Italy 3.6% and the United States 2.6%.

[2]	Excluding revenues originated from the sales of aluminum products in 1Q11.

US GAAP	2Q11
Table 2 — OPERATING REVENUE BREAKDOWN

US$ million	2Q10%		1Q11%		2Q11%
Bulk materials	7,497	75.5	9,519	70.3	11,681	76.1
Ferrous minerals	7,312	73.6	9,365	69.1	11,425	74.5
Iron ore	5,435	54.7	7,287	53.8	9,102	59.3
Pellets	1,610	16.2	1,869	13.8	2,113	13.8
Manganese ore	89	0.9	43	0.3	51	0.3
Ferroalloys	160	1.6	153	1.1	150	1.0
Pellet plant operation services	8	0.1	9	0.1	9	0.1
Others	10	0.1	4	—	—	—
Coal	185	1.9	154	1.1	256	1.7
Thermal coal	72	0.7	67	0.5	139	0.9
Metallurgical coal	113	1.1	87	0.6	117	0.8
Base metals	1,736	17.5	2,749	20.3	2,225	14.5
Nickel	820	8.3	1,557	11.5	1,461	9.5
Copper	233	2.3	536	4.0	491	3.2
PGMs	14	0.1	165	1.2	159	1.0
Precious metals	9	0.1	88	0.7	90	0.6
Cobalt	5	0.1	19	0.1	23	0.1
Aluminum	245	2.5	141	1.0	—	—
Alumina	404	4.1	236	1.7	—	—
Bauxite	6	0.1	6	—	—	—
Fertilizer nutrients	210	2.1	787	5.8	867	5.7
Potash	55	0.6	62	0.5	68	0.4
Phosphates	107	1.1	536	4.0	584	3.8
Nitrogen	35	0.4	172	1.3	194	1.3
Others	13	0.1	17	0.1	21	0.1
Logistics services	407	4.1	328	2.4	476	3.1
Railroads	301	3.0	250	1.8	357	2.3
Ports	106	1.1	78	0.6	119	0.8
Others	80	0.8	165	1.2	96	0.6
Total	9,930	100.0	13,548	100.0	15,345	100.0

US GAAP	2Q11
Table 3 — OPERATING REVENUE BY DESTINATION

US$ million	2Q10%		1Q11%		2Q11%
North America	358	3.6	962	7.1	679	4.4
USA	163	1.6	475	3.5	406	2.6
Canada	183	1.8	463	3.4	254	1.7
Mexico	11	0.1	24	0.2	19	0.1
South America	1,950	19.6	2,778	20.5	3,189	20.8
Brazil	1,756	17.7	2,538	18.7	2,904	18.9
Others	194	2.0	240	1.8	285	1.9
Asia	4,783	48.2	6,716	49.6	7,993	52.1
China	2,795	28.1	4,024	29.7	5,005	32.6
Japan	1,072	10.8	1,509	11.1	1,790	11.7
South Korea	316	3.2	428	3.2	626	4.1
Taiwan	269	2.7	323	2.4	299	1.9
Others	331	3.3	433	3.2	273	1.8
Europe	2,381	24.0	2,636	19.5	3,067	20.0
Germany	745	7.5	918	6.8	985	6.4
Belgium	67	0.7	84	0.6	124	0.8
France	93	0.9	147	1.1	258	1.7
UK	358	3.6	357	2.6	395	2.6
Italy	298	3.0	468	3.5	546	3.6
Others	821	8.3	663	4.9	759	4.9
Rest of the World	458	4.6	456	3.4	417	2.7
Total	9,930	100.0	13,548	100.0	15,345	100.0
• COSTS
The increase in sales volumes and the depreciation of the US dollar led to higher costs in 2Q11. Excluding the effects of these two factors, our cost of goods sold (COGS) was reduced vis-à-vis 1Q11, highlighting the commitment to cost minimization across the cycles even in the face of pressures arising from tight markets for labor, equipment, parts and inputs. As we mentioned before, these cost pressures are the flipside of a strong global demand for minerals and metals.
As previously disclosed, on February 28, 2011 we concluded a transaction involving our aluminum assets. As a consequence, costs of the aluminum operations were only accounted for in the months of January and February in 1Q11, amounting to 5.2% of our costs, at US$ 286 million.
In order to allow for a proper comparison of COGS on the same basis — excluding the effect of aluminum operations — we have prepared the following table “COGS Reconciliation”.

US GAAP	2Q11
COGS RECONCILIATION

US$ million	1Q11	2Q11
Outsourced services	867	1,088
Material	850	909
Energy	740	719
Fuel and gases	497	510
Electric energy	243	209
Acquisition of products	531	555
Iron ore and pellets	336	319
Nickel	144	178
Other products	51	58
Personnel	671	741
Depreciation and exhaustion	864	890
Shared Services	90	107
Others	677	712
Total	5,290	5,721
In 2Q11, COGS were up by US$ 431 million on a quarter-on-quarter basis, reaching US$ 5.721 billion. This was primarily due to higher sales volumes, which added US$ 410 million to costs, and depreciation3 of the US dollar against the currencies of commodity exporting countries, another consequence of the cycle, where Vale has significant operations, such as Brazil, Canada, Australia and Indonesia, contributed with US$ 156 million. The Brazilian real has strengthened 4.3% against the US dollar, against the Canadian dollar 1.8%, the Australian dollar 3.7% and the Indonesian rupiah 3.5%.
Expenditures with outsourced services totaled US$ 1.088 billion — 19.0% of COGS — against US$ 867 million in 1Q11. The US$ 221 million cost increase was chiefly caused by: (i) higher sales volumes, US$ 88 million; (ii) the increase of the railroad freight prices charged by our affiliated company MRS, covering all of the first semester of the year, US$ 70 million and (iii) the depreciation of the US dollar, US$ 30 million.
Cost of materials — 15.9% of COGS — was US$ 909 million, up 6.9% against 1Q11. Excluding the effects of higher sales volumes (US$ 58 million) and currency price changes (cost increase of US$  26 million), costs of materials decreased by US$ 25 million vis-à-vis 1Q11.
Personnel expenses reached US$ 741 million, representing 13.0% of COGS, against US$ 671 million in 1Q11. The exchange rate variation added US$ 20 million. It is worth noting that as a consequence of the expansion of Vale operations, headcount is increasing, entailing higher expenses with personnel. The number of employees rose to 74,076 workers in June 2011 from 70,802 in March 20114.
In 2Q11, expenses with energy consumption accounted for 12.6% of COGS. They amounted to US$ 719 million, showing a decrease of 2.8% when compared to the previous quarter. Costs of electricity consumption of US$ 209 million declined by 14.0% vis-à-vis 1Q11, while those of fuel and gases increased by 2.6%, reaching US$ 510 million.
Higher sales together with the depreciation of the US dollar raised energy costs by US$ 57 million, which was more than offset by the combined effect of lower electric energy costs, US$ 34 million, and a decrease of US$ 26 million in natural gas prices, used in the pelletizing process.
The cost of purchasing products from third parties amounted to US$ 555 million — 9.7% of COGS — against US$ 531 million in 1Q11.
The purchase of iron ore and pellets amounted to US$ 319 million, against US$ 336 million in the previous quarter. The volume of iron ore bought from smaller miners was 2.2 million metric tons (Mt) in 2Q11 compared to 2.0 Mt in 1Q11. The acquisition of pellets from our joint ventures amounted to 960,000 metric tons in this quarter, an increase of 340,000 metric tons.

[3]	COGS currency exposure in 2Q11 was made up as follow: 66% Brazilian real, 14% in US dollar, 14% in Canadian dollar, 1% in Indonesian rupiah and 5% in other currencies.

[4]	The March number of employees was adjusted to exclude 1,173 employees that worked for our aluminum operations.

US GAAP	2Q11
Expenditures with the purchase of nickel products rose to US$ 178 million from US$ 144 million in 1Q11 impacted by the higher volumes, from 3,200 t to 5,400 t in 2Q11, as a result of Vale’s strategy to buy finished nickel to honor contracts because of the problems with the Copper Cliff smelter in Sudbury.
Costs with shared services increased by US$ 17 million and reached US$ 107 million in 2Q11, continuing to be affected by the rental of new hardware equipment.
Other operational costs reached US$ 712 million against US$ 677 million in 1Q11. The US$ 35 million increase was mainly influenced by the higher demurrage costs (US$ 33 million).
Sales, general and administrative expenses (SG&A) totaled US$ 434 million in 2Q11, US$ 15 million above 1Q11. The increase of SG&A expenses was primarily caused by a rise in personnel services (US$  25 million), which was offset by a decrease in sales expenses (US$ 10 million).
Research and development (R&D), which reflects our investment in creating long-term growth opportunities, amounted to US$ 363 million, US$ 21 million higher than 1Q115.
Other operational expenses reached US$ 724 million, against US$ 420 million in 1Q11, mostly due to the increase of US$ 213 million in pre-operating and start-up related expenses, which reached US$  345 million in 2Q11. This result was determined mainly by the expansion in VNC start-up expenses, to US$ 203 million from US$ 102 million in 1Q11, and in pre-operating costs related to Onça Puma, to US$ 105 million from US$ 17 million in the previous quarter. Besides the pre-operating and start up costs, we recognized US$ 79 million of contingencies in 2Q11.
Table 4 — COGS BREAKDOWN

US$ million	2Q10%		1Q11%		2Q11%
Outsourced services	637	15.5	909	16.3	1,088	19.0
Cargo freight	213	5.2	246	4.4	333	5.8
Maintenance of equipments and facilities	149	3.6	180	3.2	193	3.4
Operational Services	151	3.7	178	3.2	210	3.7
Others	124	3.0	305	5.5	352	6.2
Material	675	16.4	937	16.8	909	15.9
Spare parts and maintenance equipment	301	7.3	342	6.1	381	6.7
Inputs	232	5.6	396	7.1	338	5.9
Tires and conveyor belts	42	1.0	39	0.7	61	1.1
Others	100	2.4	160	2.9	129	2.3
Energy	749	18.2	863	15.5	719	12.6
Fuel and gases	465	11.3	557	10.0	510	8.9
Electric energy	284	6.9	306	5.5	209	3.6
Acquisition of products	337	8.2	549	9.8	555	9.7
Iron ore and pellets	186	4.5	336	6.0	319	5.6
Aluminum products	72	1.7	18	0.3	—	—
Nickel products	69	1.7	144	2.6	178	3.1
Other products	10	0.2	51	0.9	58	1.0
Personnel	449	10.9	687	12.3	741	13.0
Depreciation and exhaustion	635	15.4	864	15.5	890	15.6
Shared services	66	1.6	90	1.6	107	1.9
Others	574	13.9	677	12.1	712	12.5
Total	4,122	100.0	5,576	100.0	5,721	100.0

[5]
This is an accounting figure. In the Investment section of this press release we disclose the amount of US$ 419 million for research & development, computed in accordance with the financial disbursement in 2Q11.

US GAAP	2Q11
• OPERATING INCOME
Operating income, as measured by adjusted EBIT, was the highest for a second quarter. It reached US$ 7.747 billion, 20.0% higher than the US$ 6.456 billion in 1Q11 and 67.3% higher than the US$ 4.630 billion in 2Q10.
The quarter-on-quarter increase of US$ 1.291 billion was mainly determined by higher sales prices, US$ 1.344 billion, and volumes sold, US$ 425 million, which were partly offset by higher pre-operating and start-up expenses, US$ 213 million.
The adjusted EBIT margin in 2Q11 increased to 51.7% from 48.9% in 1Q11 and 47.9% in 2Q10, being also a record for a second quarter.
• NET EARNINGS
Net earnings of US$ 6.452 billion were the highest figure for a second quarter. Earnings per share, on a fully diluted basis, reached US$ 1.22.
Financial result in 2Q11 increased net earnings by US$ 648 million, while in 1Q11 it contributed to reduce net earnings by US$ 98 million.
Net financial expenses totaled US$ 288 million, improving from US$ 417 million in 1Q11. Financial revenues totaled US$ 226 million, higher than the US$ 165 million figure for last quarter. Financial expenses reached US$ 514 million, falling US$ 68 million relative to 1Q11. The mark-to-market of shareholders’ debentures led to a US$ 28 million positive non-cash impact on earnings, which contributed to lower financial expenses.
In 2Q11, the mark-to-market of the transactions with derivatives caused a positive effect on earnings of US$ 358 million, against US$ 239 million in 1Q11. These transactions produced a positive net cash flow impact of US$ 128 million, compared to US$ 28 million in 1Q11.
The net result of the currency and interest rate swaps, structured mainly to convert the BRL-denominated debt into US dollar to protect our cash flow from exchange rate volatility, produced a positive non-cash effect of US$ 360 million in 2Q11, and a positive cash impact of US$  111 million.
Our positions with nickel derivatives produced a negative non-cash charge of US$ 5 million in 2Q11, but a positive cash flow impact of US$ 2 million.
The derivative transactions related to bunker oil, structured to minimize the volatility of the cost of maritime freight, had a positive non-cash impact of US$ 2 million, and generated a positive impact on our cash flow of US$ 15 million.
As a consequence of the appreciation of Vale’s functional currency, the Brazilian real, against the US dollar6, foreign exchange and monetary variations caused a positive impact on our net earnings of US$ 578 million, against US$ 80 million in 1Q11.
Equity income reached US$ 406 million, well above the US$ 280 million in 1Q11. The non-consolidated affiliates in the bulk materials business contributed with US$ 333 million, base metals with US$ 49 million and logistics with US$ 33 million, while other equity interests decreased equity income by US$ 9 million.
The results of Norsk Hydro ASA (Hydro), an affiliated company, 22% owned by Vale, were accounted for as equity income. In 2Q11, Hydro equity income was US$ 50 million. As Hydro is a publicly listed company, the impact of its performance was accounted for in our financial statements based only on public information and therefore, in some periods a lag could occur between the periods covered by the information.

[6]	From the beginning to the end of the 2Q11 period, the Brazilian real appreciated 4.2% against the US dollar.

US GAAP	2Q11
Individually, the greatest contributors to equity income were Samarco (US$ 278 million), Norsk Hydro (US$ 50 million) and MRS (US$ 35 million).
• CASH GENERATION
Cash generation, as measured by the adjusted EBITDA, reached an all-time high in 2Q11, totaling US$ 9.069 billion, 18.3% higher than the previous quarter. The strong cash flow of 2Q11 was almost the same as US$ 9.165 billion for the whole year of 2009, when our financial performance was negatively impacted by the global recession. The last 12-month adjusted EBITDA ended at June 30, 2011 was US$ 35.929 billion, being the highest in Vale’s history.
In 2Q11, dividends received from non-consolidated affiliates reached US$ 343 million. The major contributors were Samarco, US$ 225 million and Norsk Hydro, US$ 52 million.
The share of bulk materials increased to 94.0% versus 87.9% in 1Q11, while base metals fell to 8.3% from 15.9% in the last quarter. The share of fertilizers increased slightly to 2.3% while logistics represented 0.9%. R&D expenditures and other businesses reduced adjusted EBITDA by 5.5%.
Table 5 — QUARTERLY ADJUSTED EBITDA

US$ million	2Q10	1Q11	2Q11
Net operating revenues	9,658	13,213	14,989
COGS	(4,122)	(5,576)	(5,721)
SG&A	(343)	(419)	(434)
Research and development	(189)	(342)	(363)
Other operational expenses	(374)	(420)	(724)
Gain on sale of assets	—	1,513	—
Adjusted EBIT	4,630	7,969	7,747
Depreciation, amortization & exhaustion	748	957	979
Dividends received	199	250	343
Adjusted EBITDA	5,577	9,176	9,069
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA

US$ million	2Q10	1Q11	2Q11
Bulk materials	5,038	6,735	8,524
Ferrous minerals	5,047	6,803	8,500
Coal	(9)	(68)	24
Base metals	522	1,215	754
Fertilizer nutrients	10	143	209
Logistics	113	38	80
Gain on sale of assets	—	1,513	—
Others	(106)	(468)	(498)
Total	5,577	9,176	9,069

US GAAP	2Q11
• INVESTMENTS
• Organic growth
Investments amounted to US$ 4.036 billion in 2Q11. US$ 2.656 billion was spent on project execution, US$ 419 million on research and development (R&D), and US$ 960 million on the maintenance of existing operations.
Capex — excluding acquisitions — in the first half of the year totaled US$ 6.779 billion, with an increase of 49.5% over the US$ 4.533 billion invested in the same period of 2010. Our investments reflect the focus on organic growth as the key strategic priority. Of the total expenditures, 77.2% was allocated to finance growth, involving project execution and R&D.
In 2Q11, R&D investments comprised expenditures of US$ 117 million in mineral exploration, US$ 42 million in natural gas exploration, US$ 238 million in conceptual, pre-feasibility and feasibility studies for projects, and US$ 22 million to develop new processes and for technological innovations and adaptation of technologies. Our mineral exploration efforts are conducted chiefly by our own team of geologists, however to complement our initiatives we use also the expertise of highly specialized junior mining companies through farm-in and farm-out transactions. Financial expenditures involved in these transactions are accounted for in R&D investments.
Investments of US$ 1.553 billion were made in the bulk materials business, US$ 1.078 billion on base metals, US$ 842 million on logistics, US$ 293 million on fertilizer nutrients, US$ 105 million on power generation, US$ 43 million on steel projects and US$ 122 million on corporate activities and other business segments.
The first of our two pellet plants in the industrial site of Sohar, Oman, has achieved stability at its nominal production capacity, while the second plant is expected to start the ramp-up process in 4Q11.
We are successfully ramping-up the first line of Onça Puma, in the Brazilian state of Pará. The second line is under final assembly and the main systems have already been commissioned.
We are proceeding with the commissioning of the Moatize coal project in Mozambique. The commissioning of the first module of the CHPP (coal handling preparation plant) was completed while the conclusion of the commissioning of the second one is scheduled for October. The operation of the furnace is starting to be tested, initially being fed by the first module of the CHPP, with the full operation planned to begin in October.
The Salobo copper mine, in Carajás, Brazil, is scheduled to start-up in December 2011. The power station and energy transmission lines are operational and we are finalizing the commissioning of the dry part of the plant, which involves the crushing and screening phases.
The Karebbe hydropower plant, in Sorowako, Indonesia, will start up the operation of the first of its three turbines in the next few days. The operation of Karebbe will have an important role in our efforts to curb the production costs of our Indonesian nickel operations. At the same time, it will allow a marginal increase in production capacity.
In the first six months of the year, we disbursed 28% of the budgeted capital expenditures of US$  24.0 billion for 2011. We continue to face challenges to implement our projects, such as delays in environmental licensing, project development and civil engineering works.
Consistent with our commitment to strong discipline in capital allocation, we are continuously monitoring costs and reassessing expected returns in order to maximize shareholder value creation. In order to improve the standards of project execution we are focusing on the risk assessment of delays and capex overruns.

US GAAP	2Q11
The depreciation of the US dollar, the rise in engineering and construction costs caused by the significant increase in global mining capex, delays in project execution and commissioning, and additional efforts to keep to the planned implementation schedule, are causing a number of cost pressures on our investments. As a consequence, our Board of Directors approved capex budget increases for three projects: (a) Salobo to US$ 2.332 billion from US$ 1.808 billion; (b) Onça Puma to US$ 3.168 billion from US$ 2.841 billion; and (c) Estreito, our first hydroelectric power plant in the Northern region of Brazil, on the border of the states of Maranhão and Tocantins, to US$ 878 million from US$ 703 million.
Portfolio asset management
On July 15, 2011, we filed a request with the Brazilian Comissão de Valores Mobiliários (CVM) for a public offer to acquire up to 100% of the free floating shares of our subsidiary Vale Fertilizantes S.A. (Vale Fertilizantes). The offer involves a cash price of R$ 25.00 per share, for both the common and preferred shares, amounting to a total disbursement by Vale of up to R$ 2.22 billion (US$ 1.41 billion at the BRL/USD exchange rate of 1.5729 for July 14, 2011).
Also in July 2011, Vale signed an agreement to form a joint venture with its subsidiary Vale Fertilizantes S.A. to exploit the concession of a maritime terminal located near Santos, in the coastal area of São Paulo. Vale will pay US$ 95 million for the acquisition of 51% of the joint venture and will invest US$ 274 million in the expansion of the terminal to increase its handling capacity. The joint venture positions Vale to meet the growth of agribusiness in Brazil, while contributing to enhance the logistics infrastructure for our fertilizer business.
Vale decided to terminate the agreement in relation to its previously announced offer to acquire the total share capital of Metorex, showing no intention to match the terms of the competing offer for Metorex. The decision is consistent with Vale’s rigorous discipline in capital allocation, which is one of the pillars of our strategy to create shareholder value on a sustainable basis.
Table 7 — TOTAL INVESTMENT BY CATEGORY

US$ million	2Q10%		1Q11%		2Q11%
Organic growth	1,968	82.9	2,159	78.7	3,075	76.2
Projects	1,694	71.3	1,803	65.7	2,656	65.8
R&D	273	11.5	356	13.0	419	10.4
Stay-in-business	407	17.1	584	21.3	960	23.8
Total	2,375	100.0	2,743	100.0	4,036	100.0
Table 8 — TOTAL INVESTMENT BY BUSINESS AREA

US$ million	2Q10%		1Q11%		2Q11%
Bulk materials	806	33.9	814	29.7	1,553	38.5
Ferrous minerals	628	26.4	649	23.6	1,253	31.1
Coal	178	7.5	165	6.0	300	7.4
Base metals	655	27.6	649	23.7	1,078	26.7
Fertilizer nutrients	174	7.3	156	5.7	293	7.3
Logistics	422	17.8	730	26.6	842	20.9
Power generation	164	6.9	209	7.6	105	2.6
Steel	41	1.7	65	2.4	43	1.1
Others	113	4.8	121	4.4	122	3.0
Total	2,375	100.0	2,743	100.0	4,036	100.0

US GAAP	2Q11
• DEBT INDICATORS
Total debt was US$ 24.459 billion as of June 30, 2011, with an average maturity of 9.8 years and an average cost of 4.75% per annum. Net debt(c) fell to US$ 11.232 billion from US$  11.936 billion in 1Q11, which was mainly due to the increase of US$ 1.416 billion in cash holdings to US$ 13.227 billion on June 30, 2011.
Debt leverage, as measured by total debt/LTM adjusted EBITDA(d) ratio, was 0.68x on June 30, 2011, slightly lower than 0.73x on March 31, 2011, showing a significant deleveraging when compared to 1.8x on June 30, 2010. The total debt/enterprise value(e) was 13.9% on June 30, 2011, versus 13.0% on March 31, 2011.
Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment ratio(f), increased to 28.4x compared to 27.2x on March 31, 2011 and 12.7x on June 30, 2010.
Considering hedge positions, total debt on June 30, 2011 was composed of 25% of floating interest rates and 75% of fixed interest rates linked debt, while 97% was denominated in US dollars and the remainder in other currencies.
In this quarter, we paid the first installment of the minimum dividend for 2011, which totaled US$  2 billion.
On June 30, 2011, the Board of Directors approved a share buy-back program of up to US$ 3.0 billion. The program includes the buyback of up to 84,814,902 common shares and 102,231,122 preferred shares, representing up to 5.9% of the total number of shares outstanding (free float), based on the shareholding position of May 31, 2011. The program will be executed during a period involving up to 180 days, extending from May 31, 2011 to November 25, 2011. The shares repurchased by Vale will be cancelled after the expiration of the program.
Table 9 — DEBT INDICATORS

US$ million	2Q10	1Q11	2Q11
Total debt	23,959	23,747	24,459
Net debt	17,724	11,936	11,232
Total debt / adjusted LTM EBITDA (x)	1.8	0.7	0.7
Adjusted LTM EBITDA / LTM interest expenses (x)	12.7	27.2	28.4
Total debt / EV (%)	17.0	13.0	13.9
• PERFORMANCE OF THE BUSINESS SEGMENTS
• Bulk materials
• Ferrous minerals
Sales of iron ore and pellets reached 72.897 Mt, 7.1% higher than 1Q11. Shipments of iron ore reached 62.644 Mt, 8.5% higher than 1Q11, while pellets sales amounted to 10.253 Mt, in line with 10.307 Mt in the previous quarter.
The operations in 2Q11 continued to be impacted by the rainy season which extended into April and May, causing a slowdown in the discharging process of trains at the Ponta da Madeira maritime terminal, given the higher moisture content of the ores. In addition, shipments were affected by a problem with a car dumper, which went through corrective maintenance during the quarter. Since the problems faced in 2Q11 have been solved, there is still room for growth in 2011 and ultimately to expand our exposure to the cycle.

US GAAP	2Q11
The average sale price of iron ore was US$ 145.30 per metric ton, 15.1% higher than the previous quarter, while the average pellet price was US$ 206.07 per metric ton, 13.6% above 1Q11.
We continue to evolve in terms of pricing the value-in-use (VIU) of our high-quality products as part of our marketing strategy. We refined the pricing system for pellets to reflect more accurately their ferrous content. In this way, the new pricing model for pellets includes a quality premium for each additional percentage of ferrous content above the 62% spot market reference and a conversion premium, which is expected to reflect pellet market supply and demand dynamics.
Although this change will not necessarily be translated into material price variations, its focus is to ensure that relative prices will be expressing more properly the market valuation of the different qualities of pellets, being an important tool to signal customers’ preferences, thus allowing us to better meet their demand.
The participation of China in the sales of iron ore and pellets increased to 41.9% from 41.4% in 1Q11. The share for Europe demonstrated a slight increase, to 20.1% from 19.9%, while sales to Japan increased to 11.0% from 10.4% in 1Q11.
It is important to highlight that reported revenues for iron ore and pellets are net of the costs of maritime freight, meaning that prices of cost and freight (CFR) sales are comparable to average FOB prices. In 2Q11, Vale sold 17.4 Mt of iron ore and pellets on a CFR basis, against 16.8 Mt in 1Q11.
Volumes of manganese ore sold in 2Q11 reached 280,000 metric tons, with a 28.4% increase over 1Q11, partially offset by the decrease of 14.9% in the average realized prices, US$ 182.14 per metric ton. Differently from the prices of other steelmaking raw materials, manganese prices after recovering from the lows reached in 3Q09, began to fall in 2H10, reflecting the excess inventories around the world.
Revenues from the sale of manganese reached US$ 51 million, up from US$ 43 million in 1Q11. Sales of ferroalloys amounted to 101,000 metric tons, slightly below the 1Q11 sales volume of 105,000 metric tons, and generated revenues of US$ 150 million, against US$ 153 million, in 1Q11. The average realized price increased to US$ 1,485.15 per metric ton from US$ 1,457.14 in 1Q11.
Sales of ferrous minerals products — iron ore, pellets, manganese and ferroalloys — produced a total revenue of US$ 11.425 billion in 2Q11, increasing 22.0% vis-à-vis the US$ 9.365 billion in 1Q11.
The adjusted EBIT margin for the ferrous minerals business was 69.0% in 2Q11, increasing from 66.0% in 1Q11.
Adjusted EBITDA for the ferrous minerals operations totaled US$ 8.500 billion in 2Q11, with an increase of 24.9% compared to 1Q11. The increase of US$ 1.697 billion was mainly due to the impact of higher sales prices (US$ 1.420 billion) and volumes (US$ 475 million), lower COGS (US$ 136 million) and higher dividends from non-consolidated affiliated companies (US$ 41 million), which were partly offset by the negative impact of higher SG&A expenses (US$ 283 million) and exchange rate effects (US$ 92 million).

US GAAP	2Q11
Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE
VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

‘000 metric tons	2Q10%		1Q11%		2Q11%
Americas	11,845	17.0	11,820	17.4	12,521	17.2
Brazil	10,521	15.1	10,267	15.1	11,026	15.1
Steel mills and pig iron producers	9,444	13.6	9,074	13.3	9,840	13.5
JVs pellets	1,077	1.5	1,193	1.8	1,186	1.6
Others	1,324	1.9	1,553	2.3	1,496	2.1
Asia	38,612	55.5	40,340	59.3	44,051	60.4
China	27,191	39.1	28,165	41.4	30,568	41.9
Japan	6,470	9.3	7,048	10.4	8,034	11.0
South Korea	2,942	4.2	2,598	3.8	3,929	5.4
Others	2,009	2.9	2,528	3.7	1,520	2.1
Europe	16,966	24.4	13,570	19.9	14,650	20.1
Germany	6,366	9.1	5,846	8.6	5,301	7.3
United Kingdom	2,827	4.1	800	1.2	852	1.2
France	712	1.0	895	1.3	1,723	2.4
Belgium	556	0.8	322	0.5	806	1.1
Italy	2,568	3.7	2,827	4.2	2,987	4.1
Others	3,937	5.7	2,879	4.2	2,980	4.1
Rest of the World	2,179	3.1	2,322	3.4	1,675	2.3
Total	69,602	100.0	68,052	100.0	72,897	100.0
OPERATING REVENUE BY PRODUCT

US$ million	2Q10	1Q11	2Q11
Iron ore	5,435	7,287	9,102
Pellet plant operation services	8	9	9
Pellets	1,610	1,869	2,113
Manganese ore	89	43	51
Ferroalloys	160	153	150
Others	10	4	—
Total	7,312	9,365	11,425
AVERAGE SALE PRICE

US$ / metric ton	2Q10	1Q11	2Q11
Iron ore	91.93	126.19	145.30
Pellets	153.66	181.33	206.07
Manganese ore	257.97	197.25	182.14
Ferroalloys	1,523.81	1,457.14	1,485.15
VOLUME SOLD

‘000 metric tons	2Q10	1Q11	2Q11
Iron ore	59,124	57,745	62,644
Pellets	10,478	10,307	10,253
Manganese ore	345	218	280
Ferroalloys	105	105	101
• Coal
In 2Q11, total coal shipments reached 1.910 million metric tons — comprised of 1.454 Mt of thermal coal and 456,000 metric tons of metallurgical coal — and were 46.4% higher than in the last quarter. The large increase in shipments of thermal coal — 625,000 metric tons — was due to the normalization of our port operations in Colombia, after barges and floating cranes were damaged due to adverse weather events in December 2010.

US GAAP	2Q11
Revenues reached US$ 256 million in 2Q11, with a quarter-on-quarter increase of 66.2%. Higher sales volumes and prices had a positive impact of US$ 71 million and US$ 31 million, respectively. In 2Q11, revenues from shipments of metallurgical coal were US$ 117 million, increasing 34.5% on a quarterly basis, while those from thermal coal were US$ 139 million, more than double the US$ 67 million sold in 1Q11.
The average sale price of metallurgical coal in 2Q11 was US$ 256.53 per metric ton, 39.6% higher than 1Q11, and US$ 95.29 for thermal coal, increasing 18.2% over the previous quarter.
Adjusted EBITDA for the coal business swung very positively to US$ 24 million from minus US$ 68 million in 1Q11. Several factors had contributed to the change: lower SG&A (US$ 61 million), higher prices (US$ 31 million) and volumes sold (US$ 13 million), which were partially offset by the negative effect of the depreciation of the US dollar (US$ 7 million) and higher COGS (US$ 6 million).
Table 11 — COAL BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	2Q10	1Q11	2Q11
Thermal coal	72	67	139
Metallurgical coal	113	87	117
Total	185	154	256
AVERAGE SALE PRICE

US$ / metric ton	2Q10	1Q11	2Q11
Thermal coal	52.05	80.62	95.29
Metallurgical coal	132.03	183.70	256.53
VOLUME SOLD

‘000 metric tons	2Q10	1Q11	2Q11
Thermal coal	1,390	829	1,454
Metallurgical coal	855	476	456
Table 12 — BULK MATERIALS: SELECTED FINANCIAL INDICATORS

	2Q10	1Q11	2Q11
Adjusted EBIT margin (%)
Ferrous minerals	62.9	66.0	69.0
Coal	(25.9)	(80.5)	(23.4)
Adjusted EBITDA (US$ million)
Bulk materials	5,038	6,735	8,524
Ferrous minerals	5,047	6,803	8,500
Coal	(9)	(68)	24
• Base metals
Revenues in 2Q11 totaled US$ 2.225 billion, 6.0% lower than 1Q11 but 105.8% higher than 2Q107. The fall in prices reduced revenues by US$ 190 million whilst the slight increase in volumes added US$ 18 million.
Nickel sales revenues amounted to US$ 1.461 billion in 2Q11, 6.2% lower than 1Q11, when they reached US$ 1.557 billion. The price decrease reduced revenues by US$ 69 million, while the decrease in shipments, mainly due to the problem at the Copper Cliff smelter, reduced sales by US$  27 million.
Nickel shipments dropped to 57,000 t from 58,000 t in 1Q11 due to the temporary shutdown of furnace #2 of the Copper Cliff Smelter, which had a negative impact also in the production and sales of nickel by-products produced by our Canadian operations, such as copper, cobalt and PGMs. Average nickel price in 2Q11 was 4.9% lower, US$ 25,542 per metric ton, versus US$ 26,851 in 1Q11.

[7]	Excluding the sales of aluminum products in 1Q11 and 2Q10 to allow for a proper comparison.

US GAAP	2Q11
Copper revenues amounted to US$ 491 million in 2Q11, down 8.4% compared to US$ 536 million in 1Q11. Shipments reached 55,000 t, 3.7% higher than 1Q11, but represented an increase of 44.7% in comparison to the 2Q10 figure of 38,000 t.
The average copper price dropped to US$ 8,871 per metric ton from US$ 10,044 in 1Q11.
In 2Q11, PGMs produced revenues of US$ 159 million, slightly lower than the last quarter, US$ 165 million. The 3.6% decrease was mainly due to the lower average platinum price at US$ 1,765 per troy ounce against US$ 1,814 in 1Q11.
The adjusted EBIT margin of the base metals lowered to 11.4% in 2Q11 from 28.7% in 1Q11, but increased in comparison to the 7.8% in 2Q10.
Adjusted EBITDA in 2Q11 amounted to US$ 754 million, 37.9% lower than in the previous quarter but 44.4% higher than in 2Q10. The decrease was mainly due to lower sales volumes and prices, US$ 80 million and US$ 174 million, respectively, and higher SG&A expenses, US$ 168 million, which were partly mitigated by the higher dividends from non-consolidated affiliates, US$ 52 million.
Table 13 — BASE METALS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	2Q10	1Q11	2Q11
Nickel	820	1.557	1,461
Copper	233	536	491
PGMs	14	165	159
Precious metals	9	88	90
Cobalt	5	19	23
Aluminum	245	141	—
Alumina	404	236	—
Bauxite	6	6	—
Total	1,736	2,749	2,225
AVERAGE SALE PRICE

US$/metric ton	2Q10	1Q11	2Q11
Nickel	22,731.51	26,851.19	25,541.96
Copper	6,112.22	10,043.78	8,871.38
Platinum (US$/oz)	1,626.27	1,814.02	1,765.12
Cobalt (US$/lb)	12.76	15.38	15.83
VOLUME SOLD

‘000 metric tons	2Q10	1Q11	2Q11
Nickel	36	58	57
Copper	38	53	55
Precious metals (oz)	110	617	702
PGMs (oz)	15	131	136
Cobalt (metric ton)	178	554	659
Aluminum	112	57	—
Alumina	1,408	755	—
Bauxite	189	188	—
SELECTED FINANCIAL INDICATORS

US$ million	2Q10	1Q11		2Q11
Adjusted EBIT margin (%)	7.8	28.7	[1]	11.4
Adjusted EBITDA	522	1.215	[1]	754

[1]	Excluding the non-recurring gain from the transfer of aluminum assets in 1Q11.

US GAAP	2Q11
• Fertilizer nutrients
In 2Q11, total revenues from fertilizer nutrients increased to US$ 867 million, 10.2% higher than the US$ 787 million in the previous quarter.
Revenues from sales of potash totaled US$ 68 million in 2Q11, 9.7% higher than in 1Q11. The average sales price increased to US$ 492.75 from US$ 462.69 in 1Q11. Sales volumes reached 138,000 t in 2Q11, slightly higher than the 134,000 t in the previous quarter.
Phosphate products’ sales reached US$ 584 million in 2Q11, with a 9.0% increase in a quarter-on-quarter comparison. Total shipments of MAP were 133,000 t, TSP 179,000 t, SSP 724,000 t, DCP 145,000 t and phosphate rock 592,000 t.
Sales of nitrogen fertilizers increased to US$ 194 million, 12.8% higher than the US$ 172 million in the previous quarter. Sales of other related products amounted to US$ 21 million in 2Q11.
The EBIT margin of the fertilizer nutrients business improved to 7.9% in 2Q11 compared to 1.1% in the previous quarter.
Adjusted EBITDA for the fertilizers business continued to increase reaching US$ 209 million in 2Q11, 46.2% higher than 1Q11. The increase of US$ 66 million from the previous quarter was mainly explained by higher sales volumes, US$ 28 million, higher sales prices, US$ 25 million, and by reduction of COGS and SG&A, US$ 19 million, while the depreciation of the US dollar had a negative effect of US$ 6 million.
Table 14 — FERTILIZER NUTRIENTS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	2Q10	1Q11	2Q11
Potash	55	62	68
Phosphates	107	536	584
Nitrogen	35	172	194
Others	13	17	21
Total	210	787	867
AVERAGE SALE PRICE

US$ / metric ton	2Q10	1Q11	2Q11
Potash	414	463	493
Phosphates
MAP	469	644	718
TSP	370	559	621
SSP	185	266	278
DCP	509	645	705
Nitrogen	400	577	569
VOLUME SOLD

‘000 metric tons	2Q10	1Q11	2Q11
Potash	133	134	138
Phosphates
MAP	47	234	133
TSP	71	120	179
SSP	215	544	724
DCP	37	150	145
Nitrogen	88	298	341
SELECTED FINANCIAL INDICATORS

	2Q10	1Q11	2Q11
Adjusted EBIT margin (%)	(6.3)	1.1	7.9
Adjusted EBITDA	10.0	143.0	209.0

US GAAP	2Q11
• Logistics services
Logistics services generated revenues of US$ 476 million in 2Q11, 45.1% higher than the US$  328 million recorded in 1Q11.
Revenues from rail transportation of general cargo in 2Q11 increased to US$ 357 million from US$  250 million in 1Q11, mainly due to the beginning of the crop season in Brazil during the second and third quarters.
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) — transported 6.392 billion ntk8 of general cargo for clients in 2Q11, 27.7% higher than the 5.007 billion ntk transported in 1Q11.
The main cargoes carried by our railroads in 2Q11 were agricultural products (48.0%), steel industry inputs and products (33.0%), building materials and forestry products (11.3%), fuels (6.7%) and others (1.0%).
Port services revenues reached US$ 119 million in 2Q11, 53% higher than 1Q11. Our ports and maritime terminals handled 6.653 Mt of general cargo, an increase of 1.950 Mt in relation to the 1Q11 performance.
The performance of general cargo business continued to be negatively influenced by the effects of the accident on November 2010 that severely damaged shiploaders at the Praia Mole maritime terminal, state of Espírito Santo, Brazil. Among other effects, this has been implying losses in volumes of port services and railroad transportation for steel and fertilizer products.
Delays in the delivery of new locomotives to FCA by suppliers, also impacted volumes of railroad cargo transportation, as the new equipment were destined to replace rented ones, whose rental contracts have already expired. As a consequence, FCA fleet of locomotives is temporarily reduced.
In 2Q11, adjusted EBIT margin was negative, -2.5%. The performance was impacted mainly by increased costs in our railroad operations, primarily because of higher costs with: (i) personnel, with the hiring of 300 employees; (ii) fuel, due to higher prices and volumes; and (iii) increases in maintenance services postponed from 1Q11 because of the rainy weather.
Adjusted EBITDA for the logistics business was US$ 80 million in 2Q11, 110.5% higher than the previous quarter. The increase of US$ 42 million was mainly due to higher sales volumes (US$ 32 million), higher prices (US$ 51 million) which were partially offset by higher COGS and SG&A (US$  30 million) and negative exchange effects (US$ 11 million).

[8]	Ntk=net ton kilometer

US GAAP	2Q11
Table 15 — LOGISTICS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	2Q10	1Q11	2Q11
Railroads	301	250	357
Ports	106	78	119
Total	407	328	476
VOLUME SOLD

‘000 metric tons	2Q10	1Q11	2Q11
Railroads (million ntk)	6,838	5,007	6,392
SELECTED FINANCIAL INDICATORS

	2Q10	1Q11	2Q11
Adjusted EBIT margin (%)	18.3	(9.9)	(2.5)
Adjusted EBITDA	113.0	38.0	80.0
• FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main non-consolidated companies, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
• CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on July 29, 2011, at 12:00 p.m. Rio de Janeiro time, 11:00 am US Eastern Daylight Time, 4:00 p.m. British Standard Time, 5:00 p.m. Paris Time, 11:00 p.m. Hong Kong Time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6341
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/Investors. A recording will be available on Vale’s website for 90 days from July 29, 2011.

US GAAP	2Q11
IFRS — RECONCILIATION WITH USGAAP
Since December 2010, the convergence of the full year financial statements was completed and therefore IFRS is now the accounting standard adopted in Brazil. During the intermediate periods of 2010, we already adopted all pronouncements issued by the Brazilian Accounting Practice Committee (CPC) which are in conformity with the IFRS.
The net income reconciliation between the 2Q11 net income according to Brazilian rules (in conformity with the IFRS) and USGAAP is as follows:
NET INCOME RECONCILIATION

US$ million	2Q11
Net income CPC / IFRS	6,433
Depletion of assets on business acquired	(46)
Income tax	(9)
Pension plan	71
Other adjustments	3
Net income US GAAP	6,452
Depletion of assets on business acquired: Refers to additional depletion of the adjustments to fair value of property, plant and equipment on business acquired before the new rules issued by CPC in respect of business combinations. This difference will cease by the end of the useful life of these assets.
Pension Plan: This adjustment reflects the return on the overfunded plans, for which under IFRS recognition is more restricted.
Income tax: Income tax related to the previously described adjustments.

US GAAP	2Q11
• ANNEX 1 — FINANCIAL STATEMENTS
Table 16 — INCOME STATEMENTS

US$ million	2Q10	1Q11	2Q11
Gross operating revenues	9,930	13,548	15,345
Taxes	(272)	(335)	(356)
Net operating revenue	9,658	13,213	14,989
Cost of goods sold	(4,122)	(5,576)	(5,721)
Gross profit	5,536	7,637	9,268
Gross margin (%)	57.3	57.8	61.8
Selling, general and administrative expenses	(343)	(419)	(434)
Research and development expenses	(189)	(342)	(363)
Gain from sale of assets	—	1,513	—
Others	(374)	(420)	(724)
Operating profit	4,630	7,969	7,747
Financial revenues	69	165	226
Financial expenses	(514)	(582)	(514)
Gains (losses) on derivatives, net	(112)	239	358
Monetary variation	66	80	578
Discontinued operations	(6)	—	—
Tax and social contribution (Current)	(609)	(1,593)	(1,719)
Tax and social contribution (Deferred)	(52)	216	(688)
Equity income and provision for losses	283	280	406
Minority shareholding participation	(50)	52	58
Net earnings	3,705	6,826	6,452
Earnings per share (US$ )	0.70	1.35	1.24
Diluted earnings per share (US$ )	0.70	1.29	1.22
Table 17 — FINANCIAL RESULTS

US$ million	2Q10	1Q11	2Q11
Gross interest	(273)	(340)	(324)
Debt with third parties	(272)	(332)	(324)
Debt with related parties	(1)	(8)	—
Tax and labour contingencies	(54)	(6)	—
Others	(187)	(236)	(190)
Financial expenses	(514)	(582)	(514)
Financial income	69	165	226
Derivatives	(112)	239	358
Exchange and monetary gain (losses), net	66	80	578
Financial result, net	(491)	(98)	648
Table 18 — EQUITY INCOME BY BUSINESS SEGMENT

US$ million	2Q10%		1Q11%		2Q11%
Ferrous minerals	249	88.0	240	85.7	319	78.6
Coal	14	4.9	19	6.8	14	3.4
Base metals	(17)	(6.0)	(3)	(1.1)	49	12.1
Logistics	24	8.5	36	12.9	33	8.1
Steel	13	4.6	(2)	(0.7)	(3)	(0.7)
Others	—	—	(10)	(3.6)	(6)	(1.5)
Total	283	100.0	280	100.0	406	100.0

US GAAP	2Q11
Table 19 — BALANCE SHEET

US$ million	30/6/2010	31/3/2011	30/6/2011
Assets
Current	25,039	27,878	31,673
Long-term	7,571	10,196	9,967
Fixed	78,193	96,121	101,573
Total	110,803	134,195	143,213
Liabilities
Current	12,213	12,657	15,607
Long term	34,894	41,624	39,685
Shareholders’ equity	63,696	79,914	87,921
Paid-up capital	27,516	25,914	40,223
Reserves	31,761	50,162	43,859
Non controlling interest	3,485	2,904	2,905
Mandatory convertible notes	934	934	934
Total	110,803	134,195	143,213

US GAAP	2Q11
Table 20 — CASH FLOW

US$ million	2Q10	1Q11	2Q11
Cash flows from operating activities:
Net income	3,755	6,774	6,394
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	748	957	979
Dividends received	199	250	343
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(283)	(280)	(406)
Deferred income taxes	52	(216)	688
Loss on sale of property, plant and equipment	48	172	19
Gain on sale of investment	6	—	—
Gain on sale of assets	—	(1,513)	—
Exchange and monetary losses	(20)	(104)	257
Net unrealized derivative losses	223	(212)	(230)
Net interest payable	(13)	7	(41)
Others	(17)	(37)	(41)
Decrease (increase) in assets:
Accounts receivable	(1,608)	111	(658)
Inventories	(130)	(743)	(73)
Recoverable taxes	(78)	(112)	(79)
Others	(60)	200	(280)
Increase (decrease) in liabilities:
Suppliers	385	157	246
Payroll and related charges	127	(356)	204
Income tax	357	476	(24)
Others	(15)	477	(233)
Net cash provided by operating activities	3,676	6,008	7,065
Cash flows from investing activities:
Short term investments	12	1,253	540
Loans and advances receivable	10	(143)	(34)
Guarantees and deposits	(47)	(29)	(159)
Additions to investments	(23)	(115)	(26)
Additions to property, plant and equipment	(2,236)	(2,813)	(3,480)
Proceeds from disposals of investment	—	1,081	—
Net cash used to acquire subsidiaries	(5,234)	—	—
Net cash used in investing activities	(7,518)	(766)	(3,159)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	19	7	(45)
Loans	3	18	—
Long-term debt	469	603	268
Repayment of long-term debt	(133)	(1,351)	(419)
Transactions of noncontrolling interest
Interest attributed to shareholders	(1,250)	(1,000)	(2,000)
Dividends to minority interest	(58)	—	(60)
Net cash used in financing activities	(950)	(1,723)	(2,256)
Increase (decrease) in cash and cash equivalents	(4,792)	3,519	1,650
Effect of exchange rate changes on cash and cash equivalents	(97)	168	306
Cash and cash equivalents, beginning of period	11,124	7,584	11,271
Cash and cash equivalents, end of period	6,235	11,271	13,227
Cash paid during the period for:
Interest on short-term debt	—	(1)	(1)
Interest on long-term debt	(298)	(337)	(374)
Income tax	(40)	(965)	(1,171)
Non-cash transactions
Interest capitalized	56	33	69

US GAAP	2Q11
•	ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
Table 21 — VOLUME SOLD — MINERALS AND METALS

‘000 metric tons	2Q10	1Q11	2Q11
Iron ore	59,124	57,745	62,644
Pellets	10,478	10,307	10,253
Manganese ore	345	218	280
Ferroalloys	105	105	101
Thermal coal	1,390	829	1,454
Metallurgical coal	855	476	456
Nickel	36	58	57
Copper	38	53	55
Precious metals (oz)	110	617	702
PGMs (oz)	15	131	136
Cobalt (metric ton)	178	554	659
Aluminum	112	57	—
Alumina	1,408	755	—
Bauxite	189	188	—
Potash	133	134	138
Phosphates
MAP	47	234	133
TSP	71	120	179
SSP	215	544	724
DCP	37	150	145
Nitrogen	88	298	341
Railroads (million ntk)	6,838	5,007	6,392
Table 22 — AVERAGE SALE PRICES

US$/ton	2Q10	1Q11	2Q11
Iron ore	91.93	126.19	145.30
Pellets	153.66	181.33	206.07
Manganese ore	257.97	197.25	182.14
Ferroalloys	1,523.81	1,457.14	1,485.15
Thermal coal	52.05	80.62	95.29
Metallurgical coal	132.03	183.70	256.53
Nickel	22,731.51	26,851.19	25,541.96
Copper	6,112.22	10,043.78	8,871.38
Platinum (US$/oz)	1,626.27	1,814.02	1,765.12
Cobalt (US$/lb)	12.76	15.38	15.83
Potash	413.53	462.69	492.75
Phosphates
MAP	468.89	644.27	718.28
TSP	370.25	559.04	620.70
SSP	185.33	266.35	277.56
DCP	508.78	644.58	705.05
Nitrogen	399.65	577.18	568.91

US GAAP	2Q11
Table 23 — OPERATING MARGINS BY SEGMENT (ADJUSTED EBIT MARGIN)

%	2Q10	1Q11		2Q11
Bulk materials
Ferrous minerals	62.9	66.0		69.0
Coal	(25.9)	(80.5)		(23.4)
Base metals	7.8	28.7	[1]	11.4
Fertilizer nutrients	(6.3)	1.1		7.9
Logistics	18.3	(9.9)		(2.5)
Total	47.9	48.9	[1]	51.7

[1]	Excluding the non-recurring gain from the transfer of aluminum assets in 1Q11.

US GAAP	2Q11
• ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT

US$ million	2Q10	1Q11	2Q11
Net operating revenues	9,658	13,213	14,989
COGS	(4,122)	(5,576)	(5,721)
SG&A	(343)	(419)	(434)
Research and development	(189)	(342)	(363)
Other operational expenses	(374)	(420)	(724)
Gain on sale of assets	—	1,513	—
Adjusted EBIT	4,630	7,969	7,747
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	2Q10	1Q11	2Q11
Operational cash flow	3,676	6,008	7,065
Income tax	609	1,593	1,719
FX and monetary losses	(46)	24	(853)
Financial expenses	570	171	(11)
Net working capital	1,022	(210)	897
Other	(254)	1,590	252
Adjusted EBITDA	5,577	9,176	9,069
(c) Net debt
RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	2Q10	1Q11	2Q11
Total debt	23,959	23,747	24,459
Cash and cash equivalents	6,235	11,811	13,227
Net debt	17,724	11,936	11,232
(d) Total debt / LTM Adjusted EBITDA

US$ million	2Q10	1Q11	2Q11
Total debt / LTM Adjusted EBITDA (x)	1.8	0.7	0.7
Total debt / LTM operational cash flow (x)	2.7	1.0	0.9
(e) Total debt / Enterprise value

US$ million	2Q10	1Q11	2Q11
Total debt / EV (%)	16.95	12.99	13.87
Total debt / total assets (%)	21.62	17.70	17.08
Enterprise value = Market capitalization + Net debt
(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	2Q10	1Q11	2Q11
LTM adjusted EBITDA / LTM interest payments (x)	12.73	27.24	28.36
LTM operational profit / LTM interest payments (x)	9.45	23.18	24.25

US GAAP	2Q11
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: July 28, 2011		Roberto Castello Branco
Director of Investor Relations